Exhibit 99.2

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 21, 2015 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at six was approved by a majority vote of shareholders present in person or represented by proxy.

2.	Election of Directors

The six nominees set out in the Company’s management information circular dated April 10, 2015 (the “Circular”) were elected as directors of the Company by a ballot vote as follows:

Director Nominee	Non Votes	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	24,067,012	41,199,983	99.36	266,425	0.64
Ramon Davila	24,067,012	41,206,535	99.37	259,873	0.63
Douglas Penrose	24,067,012	41,191,160	99.34	275,248	0.66
Robert McCallum	24,067,012	41,116,498	99.16	349,910	0.84
Tony Pezzotti	24,067,012	41,121,209	99.17	345,199	0.83
David Shaw	24,067,012	41,200,115	99.36	266,293	0.64

3.	Appointment of Auditors

Deloitte LLP was re-appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority vote of shareholders present in person or represented by proxy.

4.	Executive Compensation Advisory Vote

The advisory resolution on the Company’s approach to executive compensation as outlined in the Circular was approved by a ballot vote as follows:

Non Votes	Votes For	% For	Votes Withheld	% Withheld
24,067,013	35,509,744	85.63	5,956,663	14.37

Dated at Vancouver, British Columbia, this 21th day of May, 2015.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico

Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com